Exhibit 99.1

High Tide Closes Acquisition of Crossroads Cannabis, Adding Three Established Retail Cannabis Stores in Ontario

Woodstock Store to be Acquired at a Later Date, Pending Regulatory Approval

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated April 22, 2021.

CALGARY, AB, April 27, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that further to its press release dated March 3, 2022, the Company has completed its acquisition (the "Acquisition") of three operating cannabis stores in Ontario (the "Stores") operating under the name Crossroads Cannabis ("Crossroads"), for CAD$1.9 Million (the "Transaction"). The Stores are located in Stratford, Hanover, and Markdale. The Stratford store is located in a retail plaza anchored by a national discount grocery chain. The Hanover store is located in a power centre with numerous anchors including national grocery and big box retail chains. The Markdale store is well-located immediately beside the provincial liquor retailer. For the three months ended December 31, 2021, the three Crossroads locations generated annualized revenue of CAD$6.0 Million and annualized Adjusted EBITDA[1] of CAD$0.6 Million.

High Tide Inc. Logo April 27, 2022 (CNW Group/High Tide Inc.)

The Company intends to complete the acquisition of the fourth Crossroads store in Woodstock, Ontario, per its press release dated March 3, 2022, pending regulatory approvals. Once completed, the total purchase price for all four stores in the transaction will represent 3.5x annualized Adjusted EBITDA for the three months ended December 31, 2021.

TRANSACTION DETAILS

The Acquisition was completed pursuant to the terms of an asset purchase agreement ("Acquisition Agreement"). High Tide acquired the Stores for common shares of High Tide (each a "High Tide Share") valued at CAD$1.9 Million (the "Share Consideration"), on the basis of a deemed price of CAD$5.0313 per High Tide Share, being equal to the volume weighted average price per High Tide Share on the TSX Venture Exchange ("TSXV") for the 10 consecutive trading days preceding closing of the Acquisition. The closing of the Transaction remains subject to final approval from the TSXV.

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[1] Adjusted EBITDA is a non-IFRS financial measure.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised Canadian retailer of recreational cannabis as measured by revenue, with 120 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

ABOUT CROSSROADS

Crossroads is a family owned and operated company, and works hard to make all their guests feel like part of the family. Their stores offer a clean and welcoming environment to help make customers new to cannabis feel comfortable. Crossroads offers an industry leading range of products at affordable and competitive prices. Their local staff are knowledgeable and passionate about cannabis and driven to help customers navigate their journey.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the anticipated effects of the Transaction on the business and operations of High Tide; the suitability of the locations of the Stratford, Hanover, and Markdale stores; the anticipated closing of the fourth Crossroads location in Woodstock; and High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will have the ability to successfully complete the Transaction (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities); the continued suitability of the locations of the Stratford, Hanover, and Markdale stores; that High Tide will have the ability to successfully complete closing of the fourth Crossroads location in Woodstock, although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; the inability of High Tide to close the Transaction; the inability of High Tide to obtain requisite approvals, the inability of High Tide to pursue more retail acquisitions in the future, the inability of High Tide to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value; the locations of the Stratford, Hanover, and Markdale stores no longer being suitable locations for continued operations for such stores; the inability of High Tide to successfully complete closing of the fourth Crossroads location in Woodstock.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This press release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the three Crossroad locations: annualized revenue and annualized Adjusted EBITDA, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. The actual results of operations of High Tide and the resulting financial results will likely vary from the amounts set forth in this presentation and such variation may be material. High Tide and its management believe that the FOFI has been prepared on a reasonably basis, reflecting management's best estimates and judgments. However, because this information is subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, High Tide undertakes no obligation to update such FOFI. FOFI contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about High Tide's anticipated future business operations. Readers are cautioned that the FOFI contained in this press release should not be used for purposes other than for which it is disclosed herein.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 27-APR-22